

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 8, 2015

Chad Jerdee
General Counsel & Chief Compliance Officer
Accenture plc
1 Grand Canal Square,
Grand Canal Harbour,
Dublin 2, Ireland

Re: Accenture plc
Preliminary Proxy Statement on Schedule 14A
Filed December 4, 2015
File No. 001-34448

Dear Mr. Jerdee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal No. 3, page 64

1.   For each material amendment or modification to the 2010 Share Incentive Plan, please revise to disclose how the amendment or modification differs from the existing plan. See Instruction 2 to Item 10 of Schedule 14A.

Proposal No. 7, page 86

2.   Please confirm, if true, that none of the amendments to your articles of association and memorandum of association in connection with recent changes in Irish Law constitutes a material change to shareholder rights and revise your disclosure to include a statement to this effect. Alternatively, if one or more of the proposed changes materially impacts shareholder rights, please advise.

Chad Jerdee
Accenture plc
December 8, 2015
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Karen Hsu Kelley, Esq.
        Simpson Thacher & Bartlett